Filed by Golub Capital BDC, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Golub Capital Investment Corporation
Commission File No. 814-01128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 4, 2019

GOLUB CAPITAL BDC, INC.
(Exact name of Registrant as Specified in Its Charter)

DELAWARE	814-00794	27-2326940
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

__ 666 Fifth Avenue, 18th Floor, New York, NY 10103_ _
(Address of Principal Executive Offices)          (Zip Code)

Registrant’s telephone number, including area code: (212) 750-6060

____ ____
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	GBDC	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b- 2 of the Securities Exchange Act of 1934.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03.	Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year.
In connection with its approval of the Merger Agreement (as defined below), the board of directors and the stockholders of Golub Capital BDC, Inc. (the “Company”) approved an amendment to the Company’s certificate of incorporation to increase the number of authorized shares of capital stock of the Company from 101,000,000 shares to 201,000,000 shares, consisting of 200,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share (the “Certificate of Incorporation Amendment”).
On September 4, 2019, the certificate of amendment effecting the Certificate of Incorporation Amendment was filed with the Delaware Secretary of State and became immediately effective.
The Certificate of Incorporation Amendment is attached hereto as Exhibit 3.1.

Item 5.07.	Submission of Matters to a Vote of Security Holders.
The Company held its 2019 Special Meeting of Stockholders (the “Special Meeting”) on September 4, 2019. As of July 12, 2019, the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting, 60,715,908 shares of common stock were eligible to be voted, and 37,154,978 of those shares were voted in person or by proxy at the Special Meeting. Stockholders were asked to consider and act upon the following proposals (the “Proposals”), each of which was described in the Company’s joint proxy statement/prospectus, as amended, filed with the Securities and Exchange Commission (“SEC”) on July 15, 2019 (the “Proxy Statement”):

•
Proposal No. 1 - To approve an amendment to the Company’s certificate of incorporation to increase the number of authorized shares of capital stock of the Company from 101,000,000 shares to 201,000,000 shares, consisting of 200,000,000 shares of common stock, par value $0.001 per share (“GBDC Common Stock”), and 1,000,000 shares of preferred stock, par value $0.001 per share (the “Certificate of Incorporation Amendment Proposal”); and

•
Proposal No. 2 - To approve the issuance of shares of GBDC Common Stock, pursuant to the Agreement and Plan of Merger dated as of November 27, 2018 (as amended, the “Merger Agreement”) by and among the Company, Fifth Ave Subsidiary Inc., a wholly owned subsidiary of the Company, Golub Capital Investment Corporation, a Maryland corporation (“GCIC”), GC Advisors LLC (“GC Advisors”), and, for certain limited purposes, Golub Capital LLC (such proposal is referred to herein as the “Merger Stock Issuance Proposal”); and

•
Proposal No. 3 - To approve the amendment of the investment advisory agreement between the Company and GC Advisors on the terms described in the Proxy Statement, including to convert the incentive fee cap to a per share calculation and to exclude certain purchase accounting adjustments resulting from the Merger from the calculation of the income incentive fee and the incentive fee cap as discussed therein (the “Advisory Agreement Amendment Proposal”).

The Certificate of Incorporation Amendment Proposal was approved by the Company’s stockholders at the Special Meeting. The votes for, votes against and abstentions are set forth below:

Votes For	Votes Against	Abstain	Broker Non-Vote
35,705,905	898,384	550,689	—
The Merger Stock Issuance Proposal was also approved by the Company’s stockholders at the Special Meeting. The votes for, votes against and abstentions are set forth below:

Votes For	Votes Against	Abstain	Broker Non-Vote
35,753,283	811,587	590,108	—
The Advisory Agreement Amendment Proposal was also approved by the Company’s stockholders at the Special Meeting. The votes for, votes against and abstentions are set forth below:

Votes For	Votes Against	Abstain	Broker Non-Vote
35,721,431	816,714	616,833	—

Item 7.01.	Regulation FD Disclosure.

On September 4, 2019, the Company issued a press release announcing, among other things, the voting results at the Special Meeting. A copy of this press release is attached hereto as Exhibit 99.1.
The information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 furnished herewith, is being furnished and shall not be deemed “filed” for any purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such Section. The information in this Current Report on Form 8-K shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this Current Report on Form 8-K may constitute forward-looking statements and are not guarantees of future performance or results of the Company, or, following the merger, the combined company and involve a number of risks and uncertainties. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by the Company with the SEC, including those contained in the proxy statement for the Special Meeting. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include: the ability of the parties to consummate the merger on the expected timeline, or at all, the ability to realize the anticipated benefits of the merger, effects of disruption on the business of the Company or, following the merger, the combined company, from the proposed merger, the effect that the consummation of the merger may have on the trading price of the Company’s or the combined company’s common stock on The Nasdaq Global Select Market, the combined company’s plans, expectations, objectives and intentions as a result of the merger, any decision by GCIC to pursue continued operations, any termination of the Merger Agreement, future operating results of the Company or the combined company, the business prospects of the Company or the combined company and the prospects of its portfolio companies, actual and potential conflicts of interests with GC Advisors and other affiliates of Golub Capital LLC, general economic and political trends and other factors, the dependence of the Company’s or the combined company’s future success on the general economy and its effect on the industries in which it invests, and future changes in laws or regulations and interpretations thereof. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this Current Report on Form 8-K.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Company and GCIC. In connection with the proposed business combination, the Company and GCIC have filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of the Company and GCIC and a prospectus of the Company (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF THE COMPANY AND GCIC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE COMPANY, GCIC, AND THE MERGER. Investors and security holders may obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by the Company, from the Company’s website at http://www.golubcapitalbdc.com.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.
3.1 Certificate of Amendment to Certificate of Incorporation of Golub Capital BDC, Inc.
99.1 Press release of Golub Capital BDC, Inc., dated as of September 4, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Golub Capital BDC, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLUB CAPITAL BDC, INC.

Date: September 4, 2019	By: /s/ Ross. A Teune
Name: Ross A. Teune
Title: Chief Financial Officer